Exhibit 99.(e)(iv)

Shareholder Information Rule 22c-2 Agreement

AGREEMENT entered into as of _____________ ___, 2007, by and between the W.P. Stewart & Co. Growth Fund, Inc. (the “Fund”) and [insert name of financial intermediary] (“Intermediary”) with an effective date of April 16, 2007. Prior to the effective date of this Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for Client-Shareholder transaction information, and the Intermediary’s response to such request, shall be governed by whatever practices the Fund and the Intermediary had utilized in the absence of a formal agreement, if any, to govern such requests.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

“Client-Shareholders” (i) shall mean those clients of the Intermediary who maintain an interest in an account with the Fund who receive administrative, custody or other services from the Intermediary or (ii) the holders of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

“Intermediary” shall mean (a) any broker, dealer, bank, or other entity that holds securities issued by the Fund in nominee name; (b) a unit investment trust or fund that invests in the Fund in reliance on section 12(d)(1)(E) of the Investment Company Act of 1940 (the “1940 Act”); and (c) in the case of a participant-directed employee benefit plan that owns securities issued by the Fund (i) a retirement plan administrator under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or (ii) any entity or person that maintains the plan’s participant records.

WHEREAS, the Intermediary is a shareholder of record of the Fund and is a “financial intermediary” as defined in Rule 22c-2 under the 1940 Act;

WHEREAS, Rule 22c-2 under the 1940 Act requires financial intermediaries transacting in mutual fund shares to agree in writing with a Fund to provide the Fund with certain underlying Client-Shareholder data and to abide by instructions from the Fund in connection with these Client-Shareholders;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund and the Intermediary hereby agree as follows:

A.  Agreement to Provide Shareholder Information. Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), the individual/international taxpayer identification number (“ITIN”),[*] or other government-issued

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[* According to the IRS’ website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example 9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (“SSN”) from the Social Security Administration (“SSA”).]

identifier (“GII”), if known, of any or all Client-Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Client-Shareholder(s) or account (if known), and transaction type (purchase, redemption or transfer) of every purchase, redemption or transfer of shares of the Fund held through an account maintained by the Intermediary during the period covered by the request.

1.  Period Covered by Request. Unless otherwise directed by the Fund, Intermediary agrees to provide the information specified in A (above) for each trading day.

2.  Form and Timing of Response. Intermediary agrees to provide, promptly (but in any event not later than three (3) business days, after receipt of a request) upon request of the Fund or its designee, information specified in A. (above). If the requested information is not on the Intermediary’s books and records, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in A. (above) is itself an Intermediary (“Indirect Intermediary”) and to either (i) provide (or arrange to have provided) the information set forth in A. (above) for those Client-Shareholders who hold an account with an Indirect Intermediary, or (ii) restrict or prohibit the Indirect Intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

3.  Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

B.  Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases of Fund shares by a Client-Shareholder who has been identified by the Fund as having engaged in transactions of the Fund’s shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

1.  Form of Instructions. Instructions must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII, is not known, the instructions must include an equivalent identifying number of the Client-Shareholder’s account or other agreed upon information to which the instruction relates.

2.  Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but no later than three (3) business days after receipt of the instructions by the Intermediary.

3.  Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions from the Fund to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but no later than three (3) business days after the instructions have been executed.

IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed as of the date set forth above.

W.P. Stewart & Co. Growth Fund, Inc.

By:	_______________________________________
Name:
Title:

[insert name of financial intermediary]

By:	_______________________________________
Name:
Title:

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